Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549 USA

June 11, 2013

Re:	Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2012
Filed February 12, 2013
File No. 001-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated May 31, 2013, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”). The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter. For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

General

1.	Please include disclosures you proposed in your May 3, 2013 response as well as disclosures suggested in the below comments in the amended filing.

Elan’s Response:

As set out in our response to comment three below, we do not believe that an amended filing of our Form 20-F the year ended December 31, 2012 is necessary. We propose that we will include the disclosures that we included in our May 3, 2013 response, as well as the revised disclosures set out in our responses below, in our Form 20-F for the year ending December 31, 2013.

1

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 133

2.	We acknowledge your response to our comment three. Please revise your disclosure to provide additional information similar to that in your response to explain what deferred interest is and why it is a deferred tax asset.

Elan’s Response:

Our proposed revised disclosure is set out below.

“The deferred interest DTA of $263.0 million (2011: $236.4 million) includes $255.8 million (2011: $231.3 million) related to Ireland and $7.2 million (2011: $5.1 million) related to the U.S.

The Irish deferred interest represents accrued but unpaid interest incurred on group financing facilities. Under Irish tax law, the interest is deductible for tax only when paid. Accordingly, the DTA represents the potential future tax benefit of the deferred interest expense once it has been paid.

The U.S. deferred interest reflects excess group interest expense carry-forwards that were not deductible for tax when paid due to “thin capital” restrictions under Section 163(j) of the Internal Revenue Code which can be carried forward for use against future U.S. profits. Accordingly, the DTA represents the potential future tax benefit of the excess group interest expense carry-forwards when utilized.”

Note 26. Additional Paid In Capital, page 154

3.	We have evaluated your response to our comment five. In light of the significance, we believe the company should amend the Form 20-F for the fiscal year ended December 31, 2012 to correct the error identified in your response. Please ensure that the amendment includes the restatement disclosures as specified in ASC 250.

Elan’s Response:

We have further considered our presentation of the reduction in share premium (APIC) and corresponding offset to the accumulated deficit in the Company’s Consolidated Financial Statements for the year ended December 31, 2012 (the “2012 Financial Statements”) and believe that the current presentation of the components of equity in accordance with Irish Company Law is appropriate.

2

We propose that we will revise our footnote disclosure in future filings to state that the reduction in share premium (APIC) and corresponding offset against accumulated deficit has been presented in accordance with Irish Company Law and that U.S. companies would not record such an entry in their financial statements because a U.S. company may not reclassify or eliminate a deficit in retained earnings unless a quasi-reorganization has occurred. The revised disclosure is set out in our response to comment four below.

We respectfully note that this event is not explicitly addressed under U.S. GAAP, as it does not exist under U.S. law. The U.S. GAAP guidance on the presentation of the components of equity in FASB ASC Topic 210, “Balance Sheet – Presentation”, is written in the context of U.S. laws, regulations and practices and does not address legal frameworks and practices in countries outside of the U.S. that are different to those of the U.S.

We believe that the current presentation is more meaningful to investors than the proposed alternative, because the components of equity are presented in accordance with Irish Company Law, consistent with published financial statements in Ireland and it recognizes that the Company can legally make distributions as it has accumulated earnings.

We believe that the legal framework in Ireland with respect to the legality of distributions and the legal practices to create income which is available for distribution are sufficiently different to the U.S. legal framework and practice such that the presentation of the Irish High Court approved reduction in share premium (APIC) and corresponding offset to the accumulated deficit in the 2012 Financial Statements should follow the legal framework in Ireland. By analogy, this is consistent with the approach under Staff Accounting Bulletin Topic 1:D.2 “Free Distributions by Japanese companies”, where the Staff concluded that, in respect of Japanese companies making free distributions of common stock to existing shareholders, the Staff would not object to such distributions being accounted for at par value in accordance with Japanese practice, which is inconsistent with U.S. GAAP, if registrants and their independent accountants believe that the institutional and economic environment in Japan with respect to the registrant is sufficiently different such that U.S. accounting principles for stock dividends should not apply. We believe that Topic 1:D.2 represents an appropriate precedent to address a situation such as this where foreign laws are substantially different to those in the United States.

3

While we do not believe that it is necessary to reverse the entry related to the reduction in share premium (APIC) and corresponding offset to the accumulated deficit in the 2012 Consolidated Financial Statements for the reasons noted above, we believe that the impact of reversing this entry is clearly immaterial to any reasonable investor to require an amendment. There is no impact to the total assets, total liabilities or total shareholders’ equity in the Consolidated Balance Sheet of the Company as of December 31, 2012. Furthermore, there is no impact to the Consolidated Statement of Operations of the Company or to the Consolidated Statement of Cash Flows of the Company. We do not believe that a reasonable investor is concerned about the different components of shareholders’ equity. The relevance of the different components of equity is to assess the amounts that can be recycled to the income statement, which is not applicable to this situation, and the determination of the distributable reserves of the Company. We believe that the presentation of our accumulated deficit under the proposed alternative would be less useful and potentially confusing to an investor and is certainly not necessary to result in the Company filing an amendment to our Form 20-F for the year ended December 31, 2012.

4.	Regarding your proposed disclosure in your response to comment five, please revise your disclosure to also explain:
•	why, notwithstanding shareholder and Irish High Court approval, reclassification of $6,199.9 million from additional paid-in capital to accumulated surplus/(deficit) is not reflected in your financial statements; and
•	why the amount of distributable reserves of the company of $1,757.4 million at December 31, 2012 does not agree to your accumulated surplus/(deficit).

Elan’s Response:

Our proposed revised disclosure is set out below.

“In accordance with the provisions of Irish Company Law, we took steps to create income available for distribution during the year. At our Annual General Meeting on May 24, 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account (APIC) of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6,199.9 million and use these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. On July 19, 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on July 23, 2012. The reduction in share premium (APIC) and corresponding offset against accumulated deficit has been presented in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2012 in accordance with Irish Company Law. This entry would not be recognized by U.S. companies because a U.S. company may not reclassify or eliminate a deficit in retained earnings unless a quasi-reorganization has occurred. The distributable reserves of the Parent Company at December 31, 2012 were $1,757.4 million (2011: $Nil). In accordance with Irish Company law, the determination of whether the Elan group can make a distribution to shareholders is based on the distributable reserves of the Parent Company and not the consolidated accumulated reserves of the Group.”

4

Note 37. Supplemental Guarantor Information, page 178

5.	Regarding your proposed disclosure in appendix I in your response to our comment eight, please also revise your disclosure to more accurately characterize net income from discontinued operations (net of tax) in the Parent Company column for each of the three years presented as its “share of” net income from discontinued operations, consistent with how you have presented the parent company’s share of net losses of subsidiaries under continuing operations. We believe this can be accomplished by adding an additional line item under “Discontinued Operations” that includes the $235.3 million under the Parent Company column and eliminates it in the Elimination Adjustments column, rather than combining it into the currently shown single line item.

Elan’s Response:

Please refer to Appendix I for our proposed revised disclosure.

5

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.

Yours sincerely,

/s/ Nigel Clerkin

Nigel Clerkin

Executive Vice President and Chief Financial Officer

6

APPENDIX I

37.    Supplemental Guarantor Information

Elan Finance, plc and Elan Finance Corp., as Issuers of the 6.25% Notes and all of the subsidiary guarantors are 100% owned subsidiaries of Elan Corporation, plc. As part of the offering and sale of the 6.25% Notes, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes.

Each subsidiary that has guaranteed our 6.25% Notes will be released from its guarantee in the event:

•	there is a legal defeasance of the 6.25% Notes;
•	there is a sale or other disposition of the shares or assets of the subsidiary if, after such sale or disposition, the subsidiary is no longer “restricted” for debt covenant purposes; or
•	the subsidiary is designated as “unrestricted” for debt covenant purposes;

provided that any transaction is carried out in accordance with the provisions of the indentures governing the 6.25% Notes.

In accordance with the Indenture dated as of October 1, 2012, all guarantees provided by each subsidiary guarantor are full and unconditional, and joint and several in nature.

There are no significant restrictions on the ability of the parent company (Elan Corporation, plc) or any guarantor subsidiary to obtain funds from its subsidiaries by dividend or loan. There are certain restrictions imposed on the ability of the Company, to enter into any transactions or series of related transactions with our non guarantor subsidiaries. Elan Corporation, plc and the guarantor subsidiaries are not permitted to directly or indirectly enter into any transaction or series of related transactions for the benefit of any of its non guarantors unless:

•	the transaction is deemed to be on an arm’s length basis;
•	in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $5 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc;
•	in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $15 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc and an opinion obtained from an independent Financial Advisor that the transaction is fair from a financial and commercial point of view to the parent company and its guarantor subsidiaries

Presented below is condensed consolidating information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, and the non-guarantor subsidiaries of Elan Corporation, plc. ~~All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.~~

1

Consolidating Statements of Operations

For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
(In millions)

Continuing Operations
Revenue	$—	$—	$1,045.0	$0.7	$(1,045.5)	$0.2
Cost of sales	—	—	750.5	—	(750.3)	0.2

Gross margin	—	—	294.5	0.7	(295.2)	—
Operating expenses:
Selling, general and administrative expenses	—	51.6	111.5	6.2	(55.7)	113.6
Research and development expenses	—	—	309.5	25.0	(239.5)	95.0
Other net charges/(gains)	—	—	168.6	0.3	—	168.9
Net loss on divestment of business	—	17.1	(17.1)	—	—	—

Total operating expenses	—	68.7	572.5	31.5	(295.2)	377.5

Operating (loss)/income	—	(68.7)	(278.0)	(30.8)	—	(377.5)

Share of net losses of subsidiaries	—	(304.0)	—	—	304.0	—
Net interest and investment (gains)/losses	(0.7)	—	345.9	10.5	—	355.7

Income/(loss) before provision for income taxes	0.7	(372.7)	(623.9)	(41.3)	304.0	(733.2)
Provision for/(benefit from) income taxes	0.2	—	(360.7)	—	—	(360.5)

Net income/(loss) from continuing operations	$0.5	$(372.7)	$(263.2)	$(41.3)	$304.0	$(372.7)

Discontinued Operations
Share of net income from discontinued operations (net of tax)	—	235.3	—	—	(235.3)	—
Net income from discontinued operations (net of tax)	—	—	235.3	—	—	235.3

Net income/(loss) for the year	$0.5	$(137.4)	$(27.9)	$(41.3)	$68.7	$(137.4)

2

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)

Continuing Operations
Revenue	$—	$—	$841.4	$—	$(837.4)	$4.0
Cost of sales	—	—	638.9	—	(638.1)	0.8

Gross margin	—	—	202.5	—	(199.3)	3.2
Operating expenses:
Selling, general and administrative expenses	—	43.5	113.8	5.1	(55.2)	107.2
Research and development expenses	—	—	226.9	22.8	(142.9)	106.8
Net gain on divestment of businesses	—	—	67.0	(67.0)	—	—
Other net (gains)/charges	—	—	25.5	—	(1.2)	24.3

Total operating expenses	—	43.5	433.2	(39.1)	(199.3)	238.3

Operating (loss)/income	—	(43.5)	(230.7)	39.1	—	(235.1)

Share of net gains/(losses) of subsidiaries	—	(410.0)	—	—	410.0	—
Net interest and investment losses/(gains)	0.1	—	241.3	(11.0)	—	230.4

(Loss)/income before provision for income taxes	(0.1)	(453.5)	(472.0)	50.1	410.0	(465.5)
(Benefit from)/provision for income taxes	(0.1)	—	(11.9)	—	—	(12.0)

Net income/(loss) from continuing operations	$—	$(453.5)	$(460.1)	$50.1	$410.0	$(453.5)

Discontinued Operations
Share of net income from discontinued operations (net of tax)	—	1,014.0	—	—	(1,014.0)	—
Net income from discontinued operations (net of tax)	—	—	1,014.0	—	—	1,014.0

Net income/(loss) for the year	$—	$560.5	$553.9	$50.1	$(604.0)	$560.5

3

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Adjustments	Consolidated
(In millions)

Continuing Operations
Revenue	$—	$—	$766.2	$—	$(722.1)	$44.1
Cost of sales	—	—	500.5	—	(488.3)	12.2

Gross margin	—	—	265.7	—	(233.8)	31.9
Operating expenses:
Selling, general and administrative expenses	—	62.8	109.3	5.2	(53.1)	124.2
Research and development expenses	—	—	299.6	9.1	(180.2)	128.5
Settlement reserve charge	—	—	206.3	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	(1.0)
Other net charges/(gains)	—	0.9	52.9	(0.5)	(0.5)	52.8

Total operating expenses	—	63.7	667.1	13.8	(233.8)	510.8

Operating (loss)/income	—	(63.7)	(401.4)	(13.8)	—	(478.9)

Share of net gains/(losses) of subsidiaries	—	(497.6)	—	—	497.6	—
Net interest and investment (gains)/losses	(1.2)	—	141.6	(5.8)	—	134.6

Income/(loss) before provision for income taxes	1.2	(561.3)	(543.0)	(8.0)	497.6	(613.5)
Provision for/(benefit from) income taxes	0.3	—	(52.5)	—	—	(52.2)

Net income/(loss) from continuing operations	$0.9	$(561.3)	$(490.5)	$(8.0)	$497.6	$(561.3)

Discontinued Operations
Share of net income from discontinued operations (net of tax)	—	236.6	—	—	(236.6)	—
Net income from discontinued operations (net of tax)	—	—	236.6	—	—	236.6

Net income/(loss) for the year	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$(324.7)

4

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$2.7	$0.1	$412.3	$16.2	$—	$431.3
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	193.5	—	—	193.5
Assets held for sale	—	—	113.8	—	106.3	220.1
Investment securities — current	—	—	1.1	166.8	—	167.9
Inventory	—	—	25.1	—	(25.1)	—
Intercompany receivables	5.3	2,979.0	4,308.2	638.7	(7,931.2)	—
Deferred tax assets — current	0.2	—	380.7	—	—	380.9
Prepaid and other current assets	—	—	13.2	—	—	13.2

Total current assets	8.2	2,979.1	5,450.5	821.7	(7,850.0)	1,409.5
Property, plant and equipment, net	—	—	12.7	—	—	12.7
Goodwill and other intangible assets, net	—	—	3.0	—	96.0	99.0
Equity method investment	—	—	—	14.0	—	14.0
Investment securities — non-current	—	—	8.6	—	—	8.6
Investments in subsidiaries	—	—	12,545.2	—	(12,545.2)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.0	—	7,241.9	1.1	(7,831.0)	—
Deferred tax assets — non-current	0.3	—	64.3	—	—	64.6
Other assets	11.8	—	6.3	—	—	18.1

Total assets	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$45.6	$—	$—	$45.6
Accrued and other current liabilities	9.6	0.1	302.7	0.1	1.6	314.1
Intercompany payables	0.1	2,147.2	6,268.0	160.5	(8,575.8)	—

Total current liabilities	9.7	2,147.3	6,616.3	160.6	(8,574.2)	359.7
Long term debts	600.0	—	—	—	—	600.0
Intercompany payables	—	174.5	11,834.8	—	(12,009.3)	—
Other liabilities	—	39.1	23.2	—	—	62.3

Total liabilities	609.7	2,360.9	18,474.3	160.6	(20,583.5)	1,022.0
Shareholders’ equity/(deficit)	(1.4)	618.2	6,871.9	676.2	(7,546.7)	618.2

Total liabilities and shareholders’ equity/(deficit)	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

5

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$1.8	$0.8	$265.7	$3.4	$—	$271.7
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	167.7	—	—	167.7
Investment securities — current	—	—	0.3	—	—	0.3
Inventory	—	—	42.2	—	(18.4)	23.8
Intercompany receivables	22.8	2,964.0	3,646.3	140.3	(6,773.4)	—
Deferred tax assets — current	0.1	—	26.1	—	—	26.2
Prepaid and other current assets	—	—	25.7	—	—	25.7

Total current assets	24.7	2,964.8	4,176.6	143.7	(6,791.8)	518.0
Property, plant and equipment, net	—	—	83.2	—	—	83.2
Goodwill and other intangible assets, net	—	—	107.0	—	202.9	309.9
Equity method investment	—	—	130.6	545.2	—	675.8
Investment securities — non-current	—	—	9.8	—	—	9.8
Investments in subsidiaries	—	—	12,545.6	—	(12,545.6)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.4	—	7,021.6	1.1	(7,611.1)	—
Deferred tax assets — non-current	0.6	—	123.5	—	(5.2)	118.9
Other assets	11.1	—	13.3	—	0.1	24.5

Total assets	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$46.4	$—	$—	$46.4
Accrued and other current liabilities	11.4	0.1	210.6	—	7.8	229.9
Intercompany payables	0.2	1,975.4	5,446.6	5.7	(7,427.9)	—

Total current liabilities	11.6	1,975.5	5,703.6	5.7	(7,420.1)	276.3
Long term debts	615.0	—	—	—	—	615.0
Intercompany payables	—	175.3	11,614.9	—	(11,790.2)	—
Other liabilities	—	12.2	53.7	—	(5.2)	60.7

Total liabilities	626.6	2,163.0	17,372.2	5.7	(19,215.5)	952.0
Shareholders’ equity/(deficit)	(1.8)	801.8	6,852.7	684.3	(7,535.2)	801.8

Total liabilities and shareholders’ equity/(deficit)	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

6

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$95.5	$(21.5)	$36.5	$(55.2)	$—	$55.3

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(10.3)	—	—	(10.3)
Purchase of intangible assets	—	—	(1.8)	—	—	(1.8)
Purchase of investment securities	—	—	(0.7)	—	—	(0.7)
Funding of equity method investment in Janssen AI	—	—	(76.9)	—	—	(76.9)
Receipt of deferred consideration	—	—	12.0	—	—	12.0
Proceeds from sale of equity method investment	—	—	—	380.9	—	380.9

Net cash (used in)/provided by investing activities	—	—	(77.7)	380.9	—	303.2

Cash flows from financing activities:
Cash distribution to Prothena Corporation, plc	—	(99.0)	—	(26.0)	—	(125.0)
Proceeds from employee stock issuances	—	20.8	—	—	—	20.8
Repayment of loans	(682.5)	—	—	—	—	(682.5)
Net proceeds from debt issuances	587.9	—	—	—	—	587.9
Loans to group undertakings	—	99.0	187.9	(286.9)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash (used in)/provided by financing activities	(94.6)	20.8	187.9	(312.9)	—	(198.8)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	0.9	(0.7)	146.6	12.8	—	159.6
Cash and cash equivalents at beginning of year	1.8	0.8	265.7	3.4	—	271.7

Cash and cash equivalents at end of year	$2.7	$0.1	$412.3	$16.2	$—	$431.3

7

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$697.4	$(5.8)	$(826.2)	$14.4	$—	$(120.2)

Cash flows from investing activities:
Decrease in restricted cash	—	—	206.8	—	—	206.8
Proceeds from disposal of property, plant and equipment	—	—	1.3	—	—	1.3
Purchase of property, plant and equipment	—	—	(27.3)	—	—	(27.3)
Purchase of intangible assets	—	—	(2.5)	—	—	(2.5)
Purchase of equity method investment	—	—	—	(20.0)	—	(20.0)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of investment securities	—	—	2.8	—	—	2.8
Proceeds from business disposals	—	—	500.0	—	—	500.0

Net cash used in investing activities	—	—	680.5	(20.0)	—	660.5

Cash flows from financing activities:
Proceeds from employee stock issuances	—	6.3	—	—	—	6.3
Repayment of loans	(697.3)	—	—	—	—	(697.3)
Net proceeds from debt issuances	—	—	—	—	—	—
Loans to group undertakings	—	—	132.1	(132.1)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(697.3)	6.3	132.1	(132.1)	—	(691.0)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	0.1	0.5	(13.7)	(137.7)	—	(150.8)
Cash and cash equivalents at beginning of year	1.7	0.3	279.4	141.1	—	422.5

Cash and cash equivalents at end of year	$1.8	$0.8	$265.7	$3.4	$—	$271.7

8

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$259.8	$(5.0)	$(176.2)	$(10.4)	$—	$68.2

Cash flows from investing activities:
Decrease in restricted cash	—	—	(191.4)	—	—	(191.4)
Proceeds from disposal of property, plant and equipment	—	—	0.1	—	—	0.1
Purchase of property, plant and equipment	—	—	(40.9)	—	—	(40.9)
Purchase of intangible assets	—	—	(3.6)	—	—	(3.6)
Purchase of non-current investment securities	—	—	(0.9)	—	—	(0.9)
Sale of investment securities	—	—	16.4	—	—	16.4
Proceeds from business disposals	—	—	4.3	—	—	4.3

Net cash used in investing activities	—	—	(216.0)	—	—	(216.0)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	1.8	—	—	—	1.8
Repayment of loans	(455.0)	—	—	—	—	(455.0)
Net proceeds from debt issuances	187.1	—	—	—	—	187.1
Intercompany investments/capital contributions	—	—	(0.9)	0.9	—	—
Loans to group undertakings	—	—	251.0	(251.0)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(267.9)	1.8	250.1	(250.1)	—	(266.1)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	(8.1)	(3.2)	(142.2)	(260.5)	—	(414.0)
Cash and cash equivalents at beginning of year	9.8	3.5	421.6	401.6	—	836.5

Cash and cash equivalents at end of year	$1.7	$0.3	$279.4	$141.1	$—	$422.5

9